THE UNION CENTRAL LIFE INSURANCE COMPANY
                       Cincinnati, Ohio

                  SUPPLEMENTAL COVERAGE RIDER

BENEFIT. We will pay the death benefit of the policy, which includes the SCR death benefit, upon receipt of proof of death of the insured, while this rider is in force.

PERSON INSURED. This rider insures the same insured that is covered under the policy.

SUPPLEMENTAL COVERAGE RIDER (SCR) SPECIFIED AMOUNT. The specified amount provided by this rider is shown in the schedule.

DEATH BENEFIT OPTION. Under this rider, the death benefit of the policy to which this rider is attached is modified to include the SCR death benefit. The death benefit under the policy with this rider attached equals the greater of the account value times the appropriate value from the Federal Tax Guideline Endorsement included in the policy, or the death benefit as calculated under one of the options below:

(1) Option A: the specified amount of the policy plus the SCR specified amount.
(2) Option B: the specified amount of the policy, plus the SCR specified amount, plus the account value on the date of death.
(3) Option C: the specified amount of the policy, plus the SCR specified amount, plus the excess premiums paid over partial cash surrenders on the date of death.

 The schedule shows the specified amount and the death benefit option.

CHANGING THE SCR SPECIFIED AMOUNT. You may change the SCR specified amount by notice to us during the lifetime of the insured, subject to our approval.

(1) SCR SPECIFIED AMOUNT INCREASES.   An increase of the SCR
    specified amount may be requested on or after one year from the policy date. Any increase that is not guaranteed will require proof and is subject to our underwriting limits in place at that time. An approved increase will have an effective date as shown in the schedule at the time of the increase. The minimum amount of any increase is shown in the schedule.

(2) SCR SPECIFIED AMOUNT DECREASES. A decrease of the SCR specified amount may be requested on or after one year from the policy date. A decrease of the SCR specified amount will be effective on the monthly date following notice to us. Any decrease in the SCR specified amount that you request for any policy year will be made in the following order:
    (a) against the most recent increase in the SCR specified amount;
    (b) against the next most recent increases;
    (c) against the original SCR specified amount.

COST OF INSURANCE. Beginning on the policy date and for every month thereafter, there will be a cost of insurance charge for the following:

(1) the initial SCR death benefit; plus
(2) each increase in the SCR death benefit amount.

The cost of insurance for the death benefit payable under this rider for a policy month is (1) times the result of (2) where:

(1) is the applicable monthly cost of insurance rate for this rider; and
(2) is the risk amount attributed to the SCR death benefit.

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The risk amount is first allocated to the rest of the policy up to the risk amount that would be calculated for the policy without this rider attached. The remainder of the risk amount, if any, is allocated to this rider.

The maximum cost of insurance rate is determined for the SCR death benefit by the insured's gender, age, and rate class, as shown in the schedule. A cost of insurance rate less than the maximum cost of insurance rate may be used at our option. Any changes in the cost of insurance rates will be made by class and will be determined according to the procedures and standards on file with the Insurance Department.

The cost of insurance rates used to calculate the cost of insurance charges for an increase in coverage necessary to meet the Federal
Tax Guideline Endorsement minimum death benefit will be the same as is shown in the schedule.

CONVERSION.  This rider may not be converted.

AGE AND GENDER. If the insured's age or gender has been misstated, we will make the following adjustments:

(1) If the misstatement is discovered at death, the death benefit amount will be adjusted based on what the cost of insurance rate as of the most recent monthly date would have purchased at the insured's correct age and gender.
(2) If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the insured's correct age and gender beginning on the next monthly date.

For a rider based on blended cost of insurance rates (see schedule for basis), a misstatement of gender will not result in an adjustment. However, if the insured's age has been misstated, an adjustment will be made to reflect the correct age as follows:

(1) If the misstatement is discovered at death, the death benefit will be adjusted based on what the cost of insurance rate as of the most recent monthly date would have purchased at the insured's correct age.
(2) If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the insured's correct age beginning on the next monthly date.

INCONTESTABILITY. In the absence of fraud, we will not contest this rider after it has been in force during the insured's lifetime for two years. We will not contest any increased benefit later than two years after its effective date.

SUICIDE. If the insured under this rider commits suicide (while sane or insane) within two years after the date that insurance starts; our total liability will be to return to the cash value the
monthly costs for that insurance.    If the insured under this rider
commits suicide (while sane or insane) within two years after the effective date for an increase in the benefit amount, our total liability for that increase will be to return to the cash value the monthly costs for that increase.

TERMINATION.  This rider will terminate:

(1) when the policy terminates; or
(2) when the policy lapses; or
(3) on the first monthly date after  you give us notice.

CONTRACT. This rider is made a part of the policy and is based on the application and any supplemental applications for this rider.

MONTHLY DEDUCTION. The monthly deduction is a charge made against the account value each policy month for this rider. It is the cost of insurance for this rider.

We will deduct the monthly cost for this rider until it terminates.

RIDER SPECIFICATIONS. The policy date, issue date, benefit amount, and monthly deduction for this rider are shown in the schedule.


           THE UNION CENTRAL LIFE INSURANCE COMPANY

         /s/ David F. Westerbeck       /s/ John H. Jacobs
               Secretary                     President





John Doe
012345678

UC  8785                                                   05/04